 Exhibit 99.1

News Release

B2Gold Reports Strong Q4 2020 Total Gold Production of 270,469 Oz,

Record Annual Total Gold Production of 1,040,737 Oz and

2021 Total Gold Production Guidance of 970,000 - 1,030,000 Oz

Vancouver, BC, January 20, 2021 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its consolidated gold production and gold revenues for the fourth quarter and full-year 2020, in addition to its production and budget guidance for 2021. All dollar figures are in United States dollars unless otherwise indicated.

2020 Gold Production and Revenue Highlights

•	Fourth quarter total gold production of 270,469 ounces (including 14,150 ounces of attributable production from Calibre Mining Corp. (“Calibre”)) and consolidated gold production of 256,319 ounces from the Company’s three operating mines
•	Fourth quarter consolidated gold revenues of $480 million, a significant increase of $166 million (53%) over the fourth quarter of 2019 (excluding revenues from discontinued operations)
•	Record annual total gold production of 1,040,737 ounces (including 45,479 ounces of attributable production from Calibre)
•	Record annual consolidated gold production from the Company’s three operating mines of 995,258 ounces, at the upper end of the guidance range (of between 955,000 – 1,005,000 ounces), and significantly higher by 17% (144,142 ounces) over 2019 (excluding discontinued operations), marking the twelfth consecutive year of record annual consolidated gold production
•	Record annual consolidated gold revenues of $1.79 billion, a significant increase of $0.63 billion (55%) over 2019 (excluding revenues from discontinued operations)
•	The Company expects to be at the low end of its guidance range for total consolidated cash operating costs (see “Non-IFRS Measures”) of between $415 - $455 per ounce and at the low end of its guidance range for total consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of between $780 - $820 per ounce
•	Successful commissioning of the Fekola mill expansion to 7.5 million tonnes per annum (“Mtpa”) (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa) on September 10, 2020, several weeks ahead of the scheduled completion date of September 30, 2020; the Fekola mill has the potential to run above the expanded annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate (for 2021 budgeting purposes the Company has assumed a throughput rate of 7.75 Mtpa)
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•	Selected as the recipient of two prestigious mining industry awards in 2020 for B2Gold’s commitment to sustainable mining and development: the Prospectors & Developers Association of Canada's “2021 Sustainability Award” and the Mining Journal's “2020 Most Sustainable Miner Award”
•	In December 2020, the Gramalote Project in Colombia received the “Seal of Antioquia Award” from the Government of Antioquia through the Ministry of Mines for large scale operations, recognizing its commitment to community support
•	B2Gold’s quarterly dividend rate was increased in the third quarter of 2020 by 100% to $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector

2021 Budget Highlights

•	For 2021, B2Gold remains well positioned for continued strong operational and financial performance with total production guidance of between 970,000 - 1,030,000 ounces of gold (including attributable ounces projected from Calibre of between 50,000 - 60,000 ounces) with total consolidated forecast cash operating costs of between $500 - $540 per ounce and total consolidated AISC of between $870 - $910 per ounce; consolidated cash operating costs and AISC per ounce are forecast to be higher than 2020, mainly due to the planned lower production and higher planned stripping activities at Fekola, higher forecast fuel and labour costs in Mali, and the drawdown of ore stockpiles at Otjikoto.
•	Due to open pit mine sequencing, consolidated gold production is expected to be significantly weighted to the second half of 2021; for the first half of 2021, consolidated gold production is forecasted to be between 365,000 – 385,000 ounces, which is expected to increase significantly to between 555,000 – 585,000 ounces during the second half of 2021
•	Based on current operating plans, over a five-year outlook from 2020 to 2024, annual consolidated gold production is forecast to average 950,000 ounces with AISC averaging $825 per ounce
•	The results of the Gramalote Feasibility Study are expected to be announced in April 2021, with a construction decision expected to be made shortly thereafter
•	The Company is re-evaluating the Kiaka Project in Burkina Faso, and expects to have an updated economic assessment of the project for internal review completed by the end of the first quarter of 2021, followed by an updated feasibility study by mid-year 2021
•	Following a very successful year for exploration in 2020, B2Gold is planning a year of aggressive exploration in 2021 with a budget of approximately $66 million (excluding Gramalote), including a record $25 million allocated to the Company’s ongoing grassroots exploration programs
•	An updated mineral resource estimate for the Anaconda area (located 20 kilometres north of Fekola), based on the completed 2020 drill program, is expected in the first quarter of 2021 and the Company has allocated $8 million for drilling to expand the mineral resource estimate in 2021; in addition an initial mineral resource estimate is expected to be completed for the Cardinal zone (located within 500 metres of the current Fekola resource pit) in the first quarter of 2021
•	Based on current assumptions, including a gold price of $1,800 per ounce, the Company expects to generate cashflows from operating activities of approximately $630 million in 2021

Despite some of the challenges that the current COVID-19 pandemic has created worldwide and in each of the locations where the Company operates or is head-quartered, the Company continues to operate virtually unimpeded. The B2Gold executive team is very proud of the Company’s employees' dedication and resilience in these challenging times and believe it is in part due to the executive team’s and mine employees’ years of experience in all aspects of international mining, and the Company’s culture of treating all its stakeholders with fairness, respect and transparency. This successful approach is reflected again in the Company’s record performance in 2020.

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The Company continues to address the COVID-19 pandemic and minimize its potential impact at B2Gold's operations. B2Gold places the safety and well-being of its workforce and all stakeholders as its highest priority and continues to encourage input from all its stakeholders as the COVID-19 situation evolves. The Company continues to implement measures and precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating these plans and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of its mines.

2020 Gold Production and Development

Despite the challenges of the COVID-19 pandemic, B2Gold had another remarkable year of strong growth in 2020, with the achievement of B2Gold’s twelfth consecutive year of record annual gold production. The Company’s total gold production for 2020 was an annual record of 1,040,737 ounces (including 45,479 ounces of attributable production from Calibre), at the upper end of the guidance range (of between 1,000,000 – 1,055,000 ounces). Consolidated gold production from the Company’s three operating mines was an annual record of 995,258 ounces of gold, at the upper end of the guidance range (of between 955,000 – 1,005,000 ounces), and significantly higher by 17% (144,142 ounces) than 2019 (excluding discontinued operations). The significant increase in gold production over 2019 was driven by the Fekola Mine in Mali, which produced an annual record of 622,518 ounces of gold, exceeding the upper end of its guidance range (of between 590,000 - 620,000 ounces). Between the commencement of Fekola’s operations in September 2017 and December 31, 2020, the Fekola Mine has produced over 1.6 million ounces of gold (which is 155,000 ounces more than originally forecast under Fekola’s Definitive Feasibility Study over this period). The Masbate Mine in the Philippines achieved another strong year in 2020, producing 204,699 ounces of gold, at the midpoint of its guidance range (of between 200,000 - 210,000 ounces). Masbate’s strong operational performance was achieved despite a five-day temporary suspension of mining activities in the first quarter of 2020 due to fuel shortages relating to COVID-19 restrictions, and a magnitude 6.6 earthquake approximately 90 kilometres from the mine site on August 18, 2020, suspending mining and processing operations for five and six days, respectively, as inspections were conducted to confirm there was no damage to the mine from the earthquake. The Otjikoto Mine in Namibia also had another solid year in 2020, producing 168,041 ounces of gold, near the midpoint of its guidance range (of between 165,000 - 175,000 ounces).

The Company is currently compiling its final cash operating costs and AISC results for 2020 and will release its fourth quarter and full-year 2020 financial results after the North American markets close on Tuesday, February 23, 2021. The Company expects to be at the low end of its guidance range for total consolidated cash operating costs of between $415 - $455 per ounce and at the low end of its guidance range for total consolidated AISC of between $780 - $820 per ounce.

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The Company’s expansion and development projects also progressed well throughout 2020:

•	At Fekola, successful commissioning of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa), occurred on September 10, 2020, several weeks ahead of the scheduled completion date of September 30, 2020. The Fekola mill has the potential to run above the annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate (for 2021 budgeting purposes the Company has assumed a throughput rate of 7.75 Mtpa). Remobilization of the Fekola solar plant construction group began in mid-September 2020, following a temporary suspension of construction activities in April 2020 due to COVID-19.

•	At Otjikoto, development of the Wolfshag underground mine continues to progress well and on schedule. In the third quarter of 2020, the mining contractor was mobilized, and development of the portal and primary underground ramp has now commenced. Stope ore production is expected to commence in early 2022, in-line with original estimates.

•	At the Gramalote Project, feasibility work continued as planned from the recommencement of drilling on May 11, 2020, with infill resource drilling completed on August 21, 2020. During the fourth quarter of 2020, an updated resource model for Gramalote was completed, providing the information necessary to advance pit design and mining engineering studies. Feasibility stage metallurgical studies and process plant design were completed by year-end and infrastructure design work continues. The results of the Gramalote Feasibility Study are expected to be announced in April 2021, with a construction decision expected to be made shortly thereafter.

Looking forward to 2021, B2Gold remains well positioned for continued strong operational and financial performance. The Company’s total gold production is forecast to be between 970,000 - 1,030,000 ounces (including 50,000 - 60,000 ounces attributable ounces projected from Calibre) in 2021, with total consolidated cash operating costs forecast to be between $500 - $540 per ounce and total consolidated AISC forecast to be between $870 - $910 per ounce.

The Company’s consolidated gold production from its three operating mines is forecast to be between 920,000 – 970,000 ounces in 2021, with consolidated cash operating costs forecast to be between $480 - $520 per ounce and consolidated AISC forecast to be between $860 - $900 per ounce. The Company’s 2021 production guidance does not include the potential upside to increase Fekola’s gold production in 2021 from additional mining areas and processing capacity currently being investigated (see “2021 Production Outlook and Cost Guidance” section below).

Based on current operating plans, over a five-year outlook from 2020 to 2024, annual consolidated gold production is forecast to average 950,000 ounces with AISC averaging $825 per ounce.

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2020 Gold Revenue

For full-year 2020, consolidated gold revenue was a record $1.79 billion on sales of 1,006,455 ounces at an average price of $1,777 per ounce, compared to $1.16 billion on sales of 827,800 ounces at an average price of $1,396 per ounce in 2019 (excluding revenues from discontinued operations). This significant increase in gold revenue of 55% ($0.63 billion) was 33% attributable to the increase in the average realized gold price and 22% attributable to the increase in gold ounces sold (mainly due to the higher gold production).

For the fourth quarter of 2020, consolidated gold revenue was $480 million on sales of 256,655 ounces at an average price of $1,868 per ounce, compared to $314 million on sales of 211,800 ounces at an average price of $1,481 per ounce in the fourth quarter of 2019 (excluding revenues from discontinued operations). This significant increase in gold revenue of 53% ($166 million) was 32% attributable to the increase in the average realized gold price and 21% attributable to the increase in gold ounces sold (mainly due to the higher gold production).

2020 Operations

Mine-by-mine gold production in the fourth quarter and full-year 2020 (including the Company’s approximate 33% share of Calibre’s production) was as follows:

Mine	Q4 2020 Gold Production (ounces)	Full-Year 2020 Gold Production (ounces)	2020 Annual Guidance Gold Production (ounces)
Fekola	158,548	622,518	590,000 - 620,000
Masbate	57,566	204,699	200,000 - 210,000
Otjikoto	40,205	168,041	165,000 - 175,000

B2Gold Consolidated (1)	256,319	995,258	955,000 – 1,005,000

Equity interest in Calibre (2)	14,150	45,479	45,000 - 50,000

Total	270,469	1,040,737	1,000,000 – 1,055,000

(1)	“B2Gold Consolidated” - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2)	“Equity interest in Calibre” - represents the Company’s approximate 33% indirect share of the operations of Calibre’s El Limon and La Libertad mines in Nicaragua. B2Gold applies the equity method of accounting for its ownership interest in Calibre.

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Fekola Gold Mine - Mali

The Fekola Mine in Mali had a record year in 2020, producing an annual record of 622,518 ounces of gold, exceeding the upper end of its guidance range (of between 590,000 - 620,000 ounces), as processed grade, tonnes and recoveries all exceeded budget. Gold production for the year also increased significantly by 37% (166,708 ounces) over 2019, mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. Between the commencement of Fekola’s operations in September 2017 to December 31, 2020, the Fekola Mine has produced over 1.6 million ounces of gold (which is 155,000 ounces more than originally forecast under Fekola’s Definitive Feasibility Study over this period). As at December 31, 2020, the Fekola Mine had achieved 347 days without a lost time injury (“LTI”). In the fourth quarter of 2020, the Fekola Mine produced 158,548 ounces of gold, significantly higher than the fourth quarter of 2019 by 33% (39,305 ounces).

In September 2020, the commissioning of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa) was successfully completed several weeks ahead of schedule. The Fekola mill has the potential to run above the expanded annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate (for 2021 budgeting purposes the Company has assumed a throughput rate of 7.75 Mtpa). In addition, substantially all of the Fekola mine fleet expansion equipment planned for 2020 (including excavators, trucks, and drill rigs) have now arrived on site and are operational, with the overall mine expansion now materially complete.

For full-year 2020, mill feed grade was 2.99 grams per tonne (“g/t”) compared to budget of 2.91 g/t and 2.16 g/t in 2019; mill throughput was 6.87 million tonnes compared to budget of 6.84 million tonnes and 6.98 million tonnes in 2019; and gold recovery averaged 94.3% compared to budget of 93.8% and 94.2% in 2019. The slightly lower mill throughput in 2020 compared to 2019 was mainly due to the planned downtime for the Fekola mill expansion tie-ins and softer low-grade ore being processed in 2019.

For full-year 2020, Fekola’s cash operating costs are expected to be at the upper end of its guidance range of between $285 - $325 per ounce and AISC are expected to at the upper end of its guidance range of between $555 - $595 per ounce (due to increased royalties as a result of higher gold prices).

Fekola Solar Plant

Following the temporary suspension of solar plant construction activities in April 2020 due to COVID-19 restrictions, construction recommenced on October 2, 2020. At December 31, 2020, overall construction progress was approximately 70% complete. On January 5, 2021, a fire (currently under investigation) in the solar storage yard destroyed approximately 25% of the solar panels for the project. Based on current projections, the Company expects that 25% of the solar capacity will become available in the first quarter of 2021, 50% in the second quarter, with the remaining 25% by the third quarter. Overall project completion timing is contingent on receiving replacements for the damaged components. The Company does not anticipate any significant impact on Fekola’s 2021 budgeted cash operating costs as a result of the delay in completion of the solar plant.

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The existing HFO and diesel power plant have an installed capacity of 64 megawatts while Fekola’s expanded mill facilities require only approximately 40 megawatts for continuous operations. The solar plant is therefore not a necessary component to sustain the higher process plant production rate but is expected to reduce Fekola’s operating costs and emissions by decreasing power plant fuel consumption and maintenance costs. When the plant is fully commissioned, it will reduce HFO consumptions by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines achieved another strong year in 2020, producing 204,699 ounces of gold, at the midpoint of its guidance range (of between 200,000 - 210,000 ounces). Masbate’s strong operational performance was achieved despite a five day temporary suspension of mining activities in the first quarter of 2020 due to fuel shortages relating to COVID-19 restrictions, and a magnitude 6.6 earthquake approximately 90 kilometres from the mine site on August 18, 2020, suspending mining and processing operations for five and six days, respectively, as inspections were conducted to confirm there was no damage to the mine from the earthquake. In addition, Masbate operations continued to run normally following a super typhoon (Typhoon Goni), which first made landfall in the Philippines on November 1, 2020. Compared to 2019, gold production in 2020, as planned, was lower by 6% (12,641 ounces), as the prior year had benefited from higher grade ore tonnage from the Main Vein Pit. The Masbate Mine continued its remarkable safety performance, extending the number of days without an LTI to 776 days as at December 31, 2020. Masbate had a strong finish to the year, producing 57,566 ounces of gold in the fourth quarter of 2020, significantly higher than the fourth quarter of 2019 by 13% (6,825 ounces), mainly due to higher recoveries (as a result of mining more oxide ore).

For full-year 2020, mill feed grade was 1.00 g/t compared to budget of 1.01 g/t and 1.16 g/t in 2019; mill throughput was 7.76 million tonnes compared to budget of 8.2 million tonnes and 8.0 million tonnes in 2019; and gold recovery averaged 82.3% compared to budget of 76.3% and 73.2% in 2019. Average gold recoveries were above budget due to mining more oxide ore than budgeted.

For full-year 2020, Masbate’s cash operating costs are expected to be below the low end of its guidance range of between $665 - $705 per ounce and AISC are expected to be within its guidance range of between $965 - $1,005 per ounce.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had another solid year in 2020, producing 168,041 ounces of gold, near the midpoint of its guidance range (of between 165,000 - 175,000 ounces). Compared to 2019, gold production, as planned, was lower by 6% (9,925 ounces) in 2020, as the prior year had benefited from more high-grade ore tonnes being mined from Phase 2 of the Wolfshag Pit. The Otjikoto Mine has a remarkable safety record, with no LTI’s from March 27, 2018 until October 29, 2020, when an LTI for a fractured ankle occurred. As at December 31, 2020, the Otjikoto Mine had achieved 63 days without an LTI. In the fourth quarter of 2020, the Otjikoto Mine produced 40,205 ounces of gold (fourth quarter of 2019 – 58,422 ounces).

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For full-year 2020, mill feed grade was 1.52 g/t compared to budget of 1.55 g/t and 1.64 g/t in 2019; mill throughput was 3.51 million tonnes compared to budget of 3.41 million tonnes and 3.42 million tonnes in 2019; and gold recovery averaged 98.4% compared to budget of 98.0% and 98.7% in 2019.

For full-year 2020, Otjikoto’s cash operating costs are expected to be below the low end of its guidance range of between $480 - $520 per ounce and AISC are expected to be well below the low end of its guidance range of between $1,010 - $1,050 per ounce.

2020 Development

Gramalote Project (B2Gold – 50%/AngloGold Ashanti Limited – 50%) - Colombia

B2Gold has a 50% interest in the Gramalote Project in Colombia, and on January 1, 2020 became the operator of the Project.

Based on the positive results from Gramalote’s Updated Preliminary Economic Assessment (released on January 21, 2020), B2Gold believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to the results of a final feasibility study.

During 2020, Gramalote successfully completed an extensive infill drill program of 42,500 meters in August 2020. The purpose of the infill drilling was to confirm and upgrade the Inferred Mineral Resources to Indicated status to provide the basis for Gramalote’s Feasibility Study. During the fourth quarter of 2020, an updated resource model for Gramalote was completed, providing the information necessary to advance pit design and mining engineering studies. Feasibility stage metallurgical studies and process plant design were completed by year-end and infrastructure design work continues. The results of the Gramalote Feasibility Study are expected to be announced in April 2021, with a construction decision expected to be made shortly thereafter.

Key social initiatives, including resettlement work and artisanal miner formalization/relocation, continued to advance during the fourth quarter of 2020. Gramalote has also requested that the terms of its EIA be modified to allow the resettlement process to occur as construction proceeds, which will assist in accelerating the construction sequence.

2021 Production Outlook and Cost Guidance

The Company’s total gold production is forecast to be between 970,000 - 1,030,000 ounces (including 50,000 - 60,000 ounces attributable ounces projected from Calibre) in 2021 (compared to total production of 1,040,737 ounces in 2020).

For 2021, the Company’s consolidated gold production from its three operating mines is forecast to be between 920,000 – 970,000 ounces, lower than 2020 consolidated production of 995,258 ounces by approximately 5%. The decrease is attributable to lower expected production from Fekola in 2021 (as Phase 5 and 6 of the Fekola Pit are developed in the first half of 2021), partially offset by an expected overall 16% increase in production from Otjikoto. Fekola’s 2021 production forecast (of between 530,000 – 560,000 ounces), however, does not include the potential upside to increase Fekola’s gold production in 2021 from additional mining areas and processing capacity currently being investigated (as discussed below). Gold production at the Masbate Mine is forecast to be comparable to 2020.

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For 2021, the Company’s total consolidated cash operating costs (including forecast cash operating costs from B2Gold’s attributable 33% share of Calibre production) are forecast to be between $500 - $540 per ounce (compared to 2020 guidance of between $415 - $455 per ounce) and total consolidated AISC are forecast to be between $870 - $910 per ounce (compared to 2020 guidance of between $780 - $820 per ounce).

The Company’s consolidated cash operating costs from its three operating mines are forecast to be between $480 - $520 per ounce (compared to 2020 guidance of between $395 - $440 per ounce) and consolidated AISC are forecast to be between $860 - $900 per ounce (compared to 2020 guidance of between $765 - $805 per ounce). Consolidated AISC per ounce are expected to increase by approximately 12% in 2021, mainly due to the planned lower production and higher period stripping activities at Fekola (partially offset by higher production at Otjikoto), higher forecast fuel costs, import duties and ongoing COVID-19 related labour and medical costs in Mali, and the drawdown of ore stockpiles at Otjikoto.

Mine-by-mine 2021 ranges (including the Company’s approximate 33% share of Calibre’s El Limon and La Libertad mines) for forecast gold production, cash operating costs per ounce and AISC per ounce are presented in the tables below.

The Company’s consolidated gold production from its three operating mines is expected to be significantly weighted to the second half of 2021, due to the planned significant waste stripping at both the Fekola and Otjikoto Mines in the first half of 2021 (for Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of the Wolfshag and Otjikoto Pits). For the first half of 2021, consolidated gold production is expected to be between 365,000 – 385,000 ounces, which is expected to increase significantly to between 555,000 – 585,000 ounces during the second half of 2021 (when mining reaches the higher grade portion of Phase 5 of the Fekola Pit and Phase 3 of the Wolfshag Pit). Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to be between $620 - $660 per ounce in the first half of 2021, before significantly improving to between $380 - $420 per ounce during the second half of 2021. In addition, consolidated AISC are expected to be between $1,040 - $1,080 per ounce in the first half of 2021, before significantly improving to between $745 - $785 per ounce during the second half of 2021.

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Mine	First-Half 2021 Forecast Gold Production (ounces)	Second-Half 2021 Forecast Gold Production (ounces)	Full-year 2021 Forecast Gold Production (ounces)
Fekola	220,000 - 230,000	310,000 - 330,000	530,000 - 560,000
Masbate	100,000 - 105,000	100,000 - 105,000	200,000 - 210,000
Otjikoto	45,000 - 50,000	145,000 - 150,000	190,000 - 200,000
B2Gold Consolidated (1)	365,000 – 385,000	555,000 – 585,000	920,000 – 970,000

Equity interest in Calibre (2)	25,000 - 30,000	25,000 - 30,000	50,000 - 60,000

Total	390,000 – 415,000	580,000 – 615,000	970,000 – 1,030,000

(1)	“B2Gold consolidated” forecasts are all presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2)	“Equity interest in Calibre” forecasts represent the Company’s approximate 33% indirect share of the operations of Calibre’s El Limon and La Libertad mines. B2Gold applies the equity method of accounting for its ownership interest in Calibre. Calibre’s 2021 forecast gold production is assumed to occur evenly over 2021.

Mine	First-Half 2021 Forecast Cash Operating Costs ($ per ounce produced)	Second-Half 2021 Forecast Cash Operating Costs ($ per ounce produced)	Full-year 2021 Forecast Cash Operating Costs ($ per ounce produced)
Fekola	$530 - $570	$315 - $355	$405 - $445
Masbate	$670 - $710	$630 - $670	$650 - $690
Otjikoto	$940 - $980	$330 - $370	$480 - $520
B2Gold Consolidated	$620 - $660	$380 - $420	$480 - $520

Equity interest in Calibre (1)	$920 - $1,020	$920 - $1,020	$920 - $1,020

Total	$640 - $680	$400 - $440	$500 - $540

(1)	Calibre’s 2021 forecast cash operating costs are assumed to be consistent throughout 2021.

Mine	First-Half 2021 Forecast AISC ($ per ounce sold)	Second-Half 2021 Forecast AISC ($ per ounce sold)	Full-year 2021 Forecast AISC ($ per ounce sold)
Fekola	$850 - $890	$670 - $710	$745 - $785
Masbate	$980 - $1,020	$940 - $980	$955 - $995
Otjikoto	$1,600 - $1,640	$580 - $620	$830 - $870
B2Gold Consolidated	$1,040 - $1,080	$745 - $785	$860 - $900

Equity interest in Calibre (1)	$1,040 - $1,140	$1,040 - $1,140	$1,040 - $1,140

Total	$1,040 - $1,080	$760 - $800	$870 - $910

(1)	Calibre’s 2021 forecast AISC are assumed to be consistent throughout 2021.

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Fekola Gold Mine - Mali

The low-cost Fekola Mine in Mali is expected to produce between 530,000 - 560,000 ounces of gold in 2021 at cash operating costs of between $405 - $445 per ounce and AISC of between $745 - $785 per ounce. Fekola’s gold production is forecast to be lower in 2021, due to waste stripping and lower mined ore grades expected in the first half of 2021, as Phase 5 and 6 of the Fekola Pit are developed. However, additional mining areas and processing capacity are currently being investigated, with the potential to increase Fekola’s budgeted 2021 and long-term gold production. The nearby Cardinal (located within 500 metres of the current Fekola resource pit) and Anaconda area (located 20 kilometres north of Fekola) include both saprolite and hard-rock gold mineralization, with the potential to begin mining in 2021, subject to obtaining all necessary permits. Grade control drilling is already underway at a portion of the Cardinal deposit to enable ore to be mined for processing at the Fekola mill in the second quarter of 2021. In addition, mill processing trials conducted in the fourth quarter of 2020 demonstrate the potential to optimize the grind-throughput capacity of the expanded facility and increase hard-rock throughput to approximately 8.0 Mtpa, and support the addition of saprolite ore tonnage in excess of the hard-rock capacity. Fekola’s AISC per ounce are expected to increase in 2021 (compared to 2020 guidance of $555 - $595 per ounce), mainly due to the planned lower production and higher period stripping activities at Fekola, and higher forecast fuel costs, import duties and ongoing COVID-19 related labour and medical costs.

For 2021, the Fekola Mine is budgeted to process a total of 7.75 million tonnes of ore, at an average grade of 2.32 g/t and process gold recovery of 94%. With Phase 4 of the Fekola Pit completed in 2020, ore is scheduled to be sourced from Phase 5 and 6 of the Fekola Pit in 2021 together with existing stockpiles. As a result of the planned waste stripping and lower mined ore grades in the first half of 2021, as Phase 5 and 6 of the Fekola Pit are developed, production is expected to be significantly weighted to the second half of 2021 (when mining reaches the higher grade portion of Phase 5 of the Fekola Pit). For the first half of 2021, Fekola’s gold production is expected to be between 220,000 – 230,000 ounces, which is expected to increase significantly to between 310,000 – 330,000 ounces during the second half of 2021. Based mainly on the weighting of production and timing of waste stripping, Fekola’s cash operating costs are expected to be between $530 - $570 per ounce in the first half of 2021, before significantly improving to between $315 - $355 per ounce during the second half of 2021. In addition, Fekola’s AISC are expected to be between $850 - $890 per ounce in the first half of 2021, before significantly improving to between $670 - $710 per ounce during the second half of 2021.

Sustaining capital costs in 2021 at the Fekola Mine are budgeted to total $86 million, including $58 million for pre-stripping (development of Phase 5 and 6 of the Fekola Pit), $15 million for mobile equipment rebuilds and $4 million for pit dewatering infrastructure and equipment. Non-sustaining capital costs are budgeted to total $8 million to complete the solar power plant (excluding the damages related to the fire).

Masbate Gold Mine - the Philippines

The Masbate Mine in the Philippines is expected to produce between 200,000 - 210,000 ounces of gold in 2021 at cash operating costs of between $650 - $690 per ounce and AISC of between $955 - $995 per ounce (comparable to 2020). For 2021, Masbate is budgeted to process a total of 8.0 million tonnes of ore at an average grade of 1.10 g/t and process gold recovery of 73.4%. Mill feed is budgeted to consist primarily of fresh ore (88%), sourced from the Main Vein Pit (Stage 4 and 6) and the Montana Pit. Masbate’s gold production is scheduled to be relatively consistent throughout 2021.

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Sustaining capital costs in 2021 at the Masbate Mine are budgeted to total $29 million, including $9 million for mobile fleet rebuilds and replacements, $5 million for a tailings water treatment plant, $3 million for pre-stripping and $3 million for power plant rebuilds. Non-sustaining capital costs are budgeted to total $9 million.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia is expected to produce between 190,000 - 200,000 ounces of gold in 2021, a significant increase of approximately 16% (compared to 168,041 ounces produced in 2020), and is in the range of Otjikoto’s annual production record (of 191,534 ounces achieved in 2017), as high-grade ore is scheduled to be sourced from Phase 3 of the Wolfshag Pit in the second half of 2021. Otjikoto’s cash operating costs are forecast to be between $480 - $520 per ounce and AISC to be between $830 - $870 per ounce. Otjikoto’s AISC per ounce are expected to decrease in 2021 (compared to 2020 guidance of between $1,010 - $1,050 per ounce), mainly due to higher production and lower capitalized pre-stripping costs forecast at Otjikoto in 2021, partially offset by the cost of ore stockpiles drawn in the year.

For 2021, Otjikoto is budgeted to process a total of 3.4 million tonnes of ore at an average grade of 1.77 g/t with process gold recovery of 98%. Mining activities are scheduled to focus on waste stripping in Phase 3 of the Wolfshag Pit and Phase 3 of the Otjikoto Pit in the first half of 2021. In the first half of 2021, ore is scheduled to be sourced mainly from medium grade stockpiles, resulting in an average head grade of approximately 0.87 g/t in the first half of 2021, compared to a head grade of approximately 2.67 g/t in the second half of 2021 when high grade ore from Phase 3 of the Wolfshag Pit is available.

The Wolfshag ore zone is narrow and high grade, with pit and phase strip ratios that result in a highly variable gold production profile. Approximately 70% of the gold produced in 2021 is expected to be mined from Phase 3 of the Wolfshag Pit, (with material ore production starting early in the third quarter of 2020 following the waste stripping campaign). As a result of the timing of this high-grade ore mining, Otjikoto’s production is expected to be significantly weighted to the second half of 2021. For the first half of 2021, Otjikoto’s gold production is expected to be between 45,000 – 50,000 ounces, which is expected to increase significantly to between 145,000 – 150,000 ounces during the second half of 2021. Based mainly on the weighting of the planned production and timing of higher waste stripping, Otjikoto’s cash operating costs are expected to be between $940 - $980 per ounce in the first half of 2021, before significantly improving to between $330 - $370 per ounce during the second half of 2021. In addition, Otjikoto’s AISC are expected to be between $1,600 - $1,640 per ounce in the first half of 2021, before significantly improving to between $580 - $620 per ounce during the second half of 2021. In the first quarter of 2021, forecast gold production at Otjikoto is lower and forecast costs are higher than the second quarter of 2021, due to the significant amount of waste stripping and lower stockpile grades processed early in the year.

Otjikoto’s higher 2021 gold production level of between 190,000 – 200,000 ounces is expected to continue through to 2024, as production from Wolfshag underground is expected to commence in early 2022 and will supplement ore from the Otjikoto Pit as well as existing medium and low-grade stockpiles for approximately three years based on current estimates.

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Sustaining capital costs in 2021 at the Otjikoto Mine are budgeted to total $44 million, including $36 million for capitalized pre-stripping and $7 million for mobile equipment rebuilds and equipment purchases. Non-sustaining capital costs are budgeted to total $33 million, including $26 million for development of the Wolfshag underground project and $7 million for a connection to the national power grid, originally planned for 2020, and delayed due to COVID-19. The delay in connecting to the national power grid to 2021 is not expected to impact the targeted commissioning date of the Wolfshag underground mine.

Development of the Wolfshag underground mine continues to progress well and on schedule. This project is expected to bring forward production of high-grade ore from the Wolfshag deposit and reduce production costs. The mine development will also provide access for down-plunge and parallel exploration and has been designed to support future expansions. Project spending is currently estimated to total $57 million (of which $26 million is budgeted to be incurred in 2021) from completion of the internal study to production of stope ore. Portal development was completed in 2020, and activities in 2021 will focus on horizontal and vertical development to produce stope ore in the first quarter of 2022. The current Wolfshag underground Mineral Reserve estimate includes 1.2 million tonnes of ore at an average grade of 5.57 g/t, for a total of 210,000 contained ounces of gold.

2021 Gramalote Project Budget (B2Gold – 50%/AngloGold Ashanti Limited – 50%) - Colombia

The initial 2021 budget for the Gramalote Project in Colombia is $52 million (B2Gold’s 50% share is $26 million) for the continued development of the project, along with continued environmental and social activities supporting local communities. The Gramalote budget also includes $9 million for exploration in 2021. This follows a successful infill drill program in 2020 which supported an updated resource model, providing the basis for Gramalote’s Feasibility Study. A total of 18,000 metres of diamond drilling is planned in 2021. This includes 8,000 metres for further drilling at Gramalote Ridge and 10,000 metres at two satellite deposits (Trinidad and Monjas West), which are proximal to the planned infrastructure.

Gramalote’s 2021 budget includes project development up to the feasibility completion and construction decision point in the second quarter of 2021, and therefore does not include early works or construction costs, such as mobilization and pioneering. A separate construction budget is expected to be developed for the second half of 2021, based on a positive Gramalote Feasibility Study and construction decision.

Kiaka Project Budget - Burkina Faso

The Company is currently updating the existing feasibility study for the Kiaka Project in Burkina Faso, due to the potential for improved economics resulting from lower fuel prices, alternative power options and a higher gold price. An updated resource model was completed in December 2019, providing the basis for detailed mining and processing schedules. Initial evaluations have indicated an optimal processing rate of 12 Mtpa. Engineering of the plant, infrastructure, open pit, dumps, stockpiles, and the tailing storage facility are underway. The Company expects to have completed an updated economic assessment of the project for internal review completed by the end of the first quarter of 2021, followed by the updated feasibility study by mid-year 2021. The 2021 budget for the Kiaka Project is $5.4 million.

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2021 Exploration Guidance

Following a very successful year for exploration in 2020, B2Gold is planning another year of aggressive exploration in 2021 with a budget of approximately $66 million (excludes drilling included in the Gramalote Project budget). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines, as well as expanded focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $25 million for its grassroots exploration programs, including a number of new regions.

West African Exploration

In 2021, approximately $27 million is budgeted to be spent on exploration in Mali, focusing on the Anaconda area, Cardinal/FMZ and Fekola North. A total of 98,500 meters of diamond and reverse circulation drilling is planned.

The Company plans to continue focusing on upgrading and expanding the existing saprolite Mineral Resource estimate of 21.6 million tonnes at 1.11 g/t for 770,000 ounces in the Anaconda area. An updated saprolite Mineral Resource estimate based on the completed 2020 drill program is expected in the first quarter of 2021 and will feed into engineering studies currently underway. This estimate will also include an initial Mineral Resource estimate on the sulphide material below the saprolite. This sulphide mineralization will continue to be followed up in 2021. There are several other prospects in the Anaconda area where possible Fekola-style mineralization has been intersected in fresh rock which will be drilled in 2021.

Closer to Fekola, an initial Mineral Resource estimate for Cardinal is expected to be completed in the first quarter of 2021. Grade control drilling is underway at a portion of this deposit to enable ore to be mined for processing at the Fekola plant in the second quarter of 2021, subject to obtaining all necessary permits. Ongoing exploration drilling will also focus on infilling the high-grade portions of Cardinal and extend these down plunge. Drilling at Fekola North will also continue to track the main Fekola structure north of the existing open pit.

A total of $2.5 million is planned in other areas of West Africa, leveraging off the considerable geological experience gained at Fekola. This budget includes establishing an exploration presence and pursuing opportunities in the highly prospective and under-explored country of Cote d’Ivoire.

Masbate Exploration

The Masbate exploration budget for 2021 is approximately $6.3 million, including approximately 15,000 metres of drilling. The 2021 exploration program will follow up where 2020 drilling intersected higher grades in previously low-grade areas that had been sparsely drilled. It will also focus on drill testing the most prospective inferred mineral resource areas below existing design pits to determine if existing open pits can be expanded as a result of higher gold prices. Several grassroot greenfield targets will be further tested as well.

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Namibia Exploration

The total exploration budget for Namibia in 2021 is approximately $4.8 million. Exploration in 2021 will include 25,000 metres of diamond drilling and 3,200 metres of RAB drilling split between Otjikoto Project and the Ondundu joint venture, located approximately 200 kilometres southwest of Otjikoto. The majority of the diamond drilling will target the extension of the existing Wolfshag underground resource area and a lone drillhole intersection more than 700 metres down plunge. Several new zones located parallel to and east of Wolfshag with the potential to enhance the underground project will also be tested.

Grassroots Exploration

B2Gold has allocated approximately $25 million in 2021 for its grassroots exploration programs, including Finland, Uzbekistan and a number of new regions.

In Finland, the Company has allocated $4.8 million to the Central Lapland joint Venture with Aurion Gold. Most significantly, the westward extension of Rupert Resources’ Ikarri discovery trends directly onto the joint venture ground. This trend coincides with B2Gold’s base-of-till (BOT) drilling and the same interpreted structure as defined by airborne geophysics.

In Uzbekistan, the Company has allocated $5 million to advance exploration on the ground acquired in proximity to the world class Muruntau super-mine. Exploration in 2020, mapping, RAB drilling and trenching identified multiple targets on structures and lithologies that have the same alteration and geochemical characteristics as Muruntau. Reverse circulation and diamond drilling are planned in 2021.

In addition, the Company has allocated approximately $15 million for several other greenfield targets currently being pursued.

Liquidity and Capital Resources

B2Gold maintains a strong financial position and liquidity. During the third quarter of 2020, the Company fully repaid the outstanding Revolving Credit Facility (“RCF”) balance of $425 million with the full amount of the $600 million RCF now undrawn and available. In addition, at December 31, 2020, the Company had cash and cash equivalents of approximately $480 million.

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold’s quarterly dividend rate was increased in the third quarter of 2020 by 100% to $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

The Company has not yet finalized its 2020 financial results. However, for the year ended December 31, 2020, the Company expects to have generated cashflows from operations of approximately $950 million.

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In 2021 and based on current assumptions including an average gold price of $1,800 per ounce, the Company expects to generate cashflows from operating activities of approximately $630 million. The Company’s 2021 operating cashflows are expected to be lower than 2020, mainly due to lower production, higher cash operating costs and higher cash tax payments (mainly for Fekola, for the expected settlement of its remaining 2020 income tax liabilities of approximately $75 million at the time of filing its tax return in April 2021 and for the payment of the 2020 priority dividend to the Mali government of approximately $50 million expected in mid-year 2021).

Environmental, Social and Governance Commitment

B2Gold is committed to delivering positive impacts in environmental, social and governance (“ESG”) with our many stakeholders. In 2020, in Mali, Namibia, the Philippines, Colombia and Canada, B2Gold provided approximately $4 million in financial assistance to the local communities and the local and national authorities, including Cdn. $1 million in the Vancouver area, in response to the COVID-19 pandemic. We continue to monitor COVID-19 across all our operations and work to ensure the health and safety of our employees and communities.

B2Gold was selected as the recipient of two prestigious mining industry awards in 2020 for its commitment to sustainable mining and development: the Prospectors & Developers Association of Canada's “2021 Sustainability Award” and the Mining Journal's “2020 Most Sustainable Miner Award”. B2Gold is honoured and challenged by this recognition to work to continuously improve our performance and maintain our social license to operate.

B2Gold is pleased to announce that in 2021 it plans to apply for membership to the World Gold Council. The World Gold Council is the global authority on the gold market comprised of the world’s leading gold mining companies. The World Gold Council is also a leader in responsible mining through its Responsible Gold Mining Principles, a comprehensive framework that addresses key environmental, social and governance issues for the gold mining sector.

More information on B2Gold's ESG management and performance, as well as its safety performance and economic contributions across its operations can be found in the Company's annual responsible mining report, “Raising the Bar”.

Outlook

B2Gold had another remarkable year of strong growth in 2020, marking the twelfth consecutive year of record annual gold production. The Company’s total gold production for 2020 was an annual record of 1,040,737 ounces, and consolidated gold production from the Company’s three operating mines was an annual record of 995,258 ounces of gold. Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold’s quarterly dividend rate was increased in the third quarter of 2020 by 100% to $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

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Looking forward to 2021, B2Gold remains well positioned for continued strong operational and financial performance with total gold production guidance of between 970,000 - 1,030,000 ounces in 2021, total consolidated cash operating costs forecast to be between $500 - $540 per ounce and total consolidated AISC forecast to be between $870 - $910 per ounce. The Company’s consolidated gold production from its three operating mines is forecast to be between 920,000 – 970,000 ounces in 2021 (consistent with the Company’s five-year outlook from 2020 to 2024 for annual consolidated gold production, expected to average 950,000 ounces with AISC averaging $825 per ounce, based on current operating plans). The Company’s 2021 production guidance does not, however, include the potential upside to increase Fekola’s gold production in 2021 from additional mining areas and processing capacity currently being investigated.

In connection with advancing the Company’s pipeline of development projects, the Company expects to announce the results of the Feasibility Study for the Gramalote Project in Colombia in April 2021, with a construction decision expected to be made shortly thereafter. Based on the positive results from Gramalote’s Updated Preliminary Economic Assessment (released on January 21, 2020), B2Gold believes that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine (subject to the results of a final feasibility study). The Company is currently updating the existing feasibility study for the Kiaka Project in Burkina Faso, due to the potential for improved economics resulting from lower fuel prices, alternative power options and a higher gold price. The Company expects to have completed an updated economic assessment of the Kiaka Project by the end of the first quarter of 2021 for internal review, followed by the updated feasibility study by mid-year 2021.

Following a very successful year for exploration in 2020, B2Gold is planning a year of aggressive exploration in 2021 with a budget of approximately $66 million (excluding Gramalote). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines, including a record $25 million allocated to the Company’s ongoing grassroots exploration programs around the world.

The Company is focused on upgrading and expanding the existing saprolite resources at the Anaconda area in Mali (located 20 kilometres north of Fekola), with an updated mineral resource estimate expected in the first quarter of 2021, which will feed into engineering studies currently underway. This resource estimate will also include the initial mineral resource estimate on the sulphide material below the saprolite. There are several other prospects in the Anaconda area where possible Fekola-style mineralization has been intersected in fresh rock which will be drilled in 2021.

An initial mineral resource estimate is expected to be completed for the Cardinal zone (located within 500 metres of the current Fekola resource pit) in the first quarter of 2021, and grade control drilling is already underway at a portion of this deposit to enable ore to be mined for processing at the Fekola plant in the second quarter of 2021. Ongoing exploration drilling will also focus on infilling the high-grade portions of the Cardinal zone and extend these down plunge. Drilling at Fekola North will also continue to track the main Fekola structure north of the existing open pit.

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The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and other exploration projects, evaluate opportunities and continue to pay a dividend.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia and Burkina Faso. B2Gold forecasts total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021.

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under National Instrument 43-101, has approved the scientific and technical information contained in this news release.

Fourth Quarter and Year-end 2020 Financial Results - Conference Call Details

B2Gold will release its fourth quarter and year-end 2020 financial results after the North American markets close on Tuesday, February 23, 2021.

B2Gold executives will host a conference call to discuss the results on Wednesday, February 24, 2021, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 (647) 427-7450 (local or international) or toll free at +1 (888) 231-8191 prior to the scheduled start time or you may listen to the call via webcast by clicking: https://www.webcaster4.com/Webcast/Page/1493/39662. A playback version will be available for two weeks after the call at +1 (416) 849-0833 (local or international) or toll free at +1 (855) 859-2056  (passcode 9676547).

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean Vice President, Investor Relations 604-681-8371 imaclean@b2gold.com	Katie Bromley Manager, Investor Relations & Public Relations 604-681-8371 kbromley@b2gold.com

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The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 20, 2020 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold’s operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company’s workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $950 million in 2020 and $630 million in 2021; remaining well positioned for continued strong operational and financial performance for 2021; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in2021, including production being weighted heavily to the second half of 2021; total consolidated cash operating costs for 2020 being between $415 and $455 per ounce and at AISC of between $780 and $820 per ounce; total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021 with cash operating costs of between $500 and $540 per ounce and AISC of between $870 and $910 per ounce; the Company’ annual consolidated gold production to average 950,000 ounces of gold per year between 2020 and 2024 with AISC averaging $825 per ounce; the ability of the Fekola mill to run above the annualized throughput rate of 7.5 Mtpa; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the completion of construction by the end of the third quarter of 2021, contingent on receiving replacements for the damaged components; the completion of an updated mineral resource estimate for the Anaconda area in the first quarter of 2021; the completion of an initial mineral resource estimate on the Cardinal zone in the first quarter of 2021; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; the completion of the Gramalote Feasibility Study in the second quarter of 2021 and the results therein, and a construction decision to be made shortly thereafter; the completion of an internal economic assessment of the Kiaka project by the end of the first quarter of 2021 and updated feasibility study by mid-year 2021; the settlement in 2021 of the Company’s remaining 2020 income tax liabilities of approximately $75 million (at the time of filing its tax return in April 2021) and for the payment of the 2020 priority dividend to the Mali government of approximately $50 million expected in mid-year 2021; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the availability of the RCF for future drawdowns; and B2Gold’s attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

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Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; risks affecting Calibre having an impact on the value of the Company’s investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

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B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and "mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

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